EXHIBIT 99.1

Just Energy Reports Fiscal Second Quarter 2020 Results

Previously Announced Strategic Review Progressing

Base EBITDA from Continuing Operations of $49.1 million

Impact of Cost Control Efforts Beginning to Yield Results

TORONTO, Nov. 06, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) or (the “Company”) (TSX:JE; NYSE:JE) announced solid second quarter fiscal 2020 results with improved gross margin and higher Base EBITDA from continuing operations compared to both the same quarter last year and first quarter of fiscal 2020.

Gross margin and Base EBITDA from continuing operations increased in the current quarter despite a reduction in sales, largely due to improved margin optimization in North America, lower administrative costs and a $15.2 gain on the contingent consideration associated with the Filter Group acquisition, partially offset by higher selling and marketing and bad debt expenses.

“While the strategic review is ongoing, we remain focused on running our business well. We are driving performance improvements and focusing on best-in-class customer service, as we shape a brighter future for Just Energy,” said Just Energy’s President and Chief Executive Officer, R. Scott Gahn.  “Our objective for the remainder of the fiscal year is clear: we are focused on signing high-quality customers while we continue to lower our cost structure and drive improved profitability.”

“In addition, we have implemented stringent controls and disposed of non-core operations to allow us to focus on our higher-margin North American operations,” Mr. Gahn added. “I am confident that our unwavering commitment to balance sheet discipline, focus on superior returns on invested capital, and drive for performance improvements will set the stage for predictable, prolonged and stable growth for Just Energy.”

Key Developments:

(compared to second quarter fiscal 2019, unless otherwise stated)

  The previously announced strategic review remains active and is progressing. The Company has made progress in disposing of non-core, lower-margin operations, along with identifying approximately $60 million in costs savings to date in fiscal 2020.

  Gross margin increased 4% to $155.4 million, despite a 4% reduction in sales, primarily due to lower hedged supply costs in Texas, partially offset by a decline in the North American consumer customer base.

  Administrative expenses decreased 7% to $41.5 million, due to savings from the restructuring actions in fiscal 2019 and as the impact of additional cost cutting initiatives began to take effect. Costs associated with the Company’s strategic review of $3.6 million partly offset the impact of the Company’s improving cost structure. Excluding the impact of the strategic review costs, administrative expenses were 14% lower than the same quarter last year.

  Selling and marketing expenses from continuing operations were $54.3 million, up 8% as the Company focused on enhancing the quality of its customer base. Selling and marketing expenses increased largely as a result of higher customer acquisition costs, higher marketing charges in different channels, partially offset by the capitalization of new upfront incremental customer acquisition costs.

  Base EBITDA from continuing operations, which reflects the Company’s decision to dispose of its business in the U.K., was $49.1 million, 31% higher than the prior comparable quarter. Improved profitability in the second quarter was driven by improvements in gross margin, lower administrative expenses and a gain on the reduction of the $15.2 million contingent consideration from the Company’s acquisition of Filter Group, partially offset by higher bad debts and an increase in selling expenses to support growth in new sales channels.

  Finance costs amounted to $28.5 million, an increase of 41% primarily driven by increased interest expense from higher debts and higher interest rates

  Base funds from continuing operations of $26.0 million increased from $25.0 million a year ago.

  The payout ratio on base funds from continuing operations was 13% for the three months ended September 30, 2019, compared to 89% as at September 30, 2018, largely driven by the Company’s decision to improve liquidity and suspend its dividend in the previous quarter.

  Total Residential Customer Equivalent (“RCE”) count from continuing operations decreased 6% year-over-year to 3.5 million RCEs, reflecting Just Energy’s greater focus on attracting and retaining high quality customers with a potential for multiple product sales, that will drive greater profitability and brand loyalty.

  Embedded gross margin from continuing operations is $1.9 billion, a year-over-year reduction of 10% due to a decrease in the North American consumer commodity customer base.

  As part of its strategy to narrow its focus to higher-margin operations the Company agreed to sell its U.K. operations. The Company will receive £2 million ($3.4 million) of cash on closing, subject to maintaining customary pre-close conditions, and an amount up to £8.5 million ($14.2 million) subject to the determination of the U.K. capacity market payment due at the close of the transaction.

  To further advance its disposal of non-core operations, Just Energy entered into a sale of operations for its wholly-owned subsidiary Just Energy (Ireland) Limited to Flogas Natural Gas Limited for up to €0.7 million ($1.0 million).
Financial Highlights
For the three months ended September 30, 2019
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$768,440	(4)%	$804,309
Gross margin	155,384	4%	149,022
Administrative expenses	41,466	(7)%	44,478
Selling and marketing expenses	54,279	8%	50,427
Restructuring costs	-	-	1,319
Finance costs	28,451	41%	20,123
Profit (loss) from continuing operations	83,581	NMF[3]	(54,335)
Profit (loss) from discontinued operations	(9,809)	NMF[3]	32,885
Profit (loss)[1]	73,772	NMF[3]	(21,450)
Profit (loss) per share from continuing operations available to shareholders – basic	0.55		(0.38)
Profit (loss) per share from continuing operations available to shareholders – diluted	0.45		(0.38)
Dividends/distributions	3,289	(85)%	22,330
Base EBITDA from continuing operations[2]	49,069	31%	37,380
Base Funds from continuing operations[2]	25,960	4%	25,022
Payout ratio on Base Funds from continuing operations[2]	13%		89%

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in Q2 fiscal 2020’s Management’s Discussion and Analysis.
3 Not a meaningful figure

Outlook

Just Energy continues to focus on enhancing its customer base by adding new high-quality customers and providing a variety of energy management solutions to its customer base to drive customer loyalty and improved profitability.

The impact of cost cutting initiatives implemented to date is evident in the second quarter results and Just Energy expects this progress to continue as additional changes are made. The Company has identified approximately $60 million in cost cutting initiatives in fiscal year 2020 and will continue to review its operations for additional ways to improve efficiencies and lower its cost structure.

The recent sale of two non-core operations demonstrates Just Energy’s commitment to focus on its higher-margin North American operations. The sale of the U.K. and Ireland operations are expected to close by the end of 2019.  The Company continues to actively market its remaining non-core operations.

The previously announced strategic review remains active and is progressing. Just Energy has not set a speciﬁc timeframe for the conclusion of the strategic review. The Company plans to provide an update when the Board has approved a speciﬁc course of action.

Just Energy remains focused on best-in-class service to its customers while the review is underway.

The strategic review has provided necessary insights into understanding how best to unlock additional value from the business through a comprehensive review of capital expenditures, streamlining the organization, and further refinement of the geographic footprint via disposition of non-core businesses.

Management is maintaining its previously issued fiscal year 2020 Base EBITDA from continuing operations in the range of $180 million to $200 million, as well as fiscal 2020 free cash flow guidance of between $50 million to $70 million, defined as cash flow from operating activities minus cash flow from investing activities.

Embedded Gross Margin

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)
	As at	As at	Sept. 30 vs.	As at	2019 vs.
	Sept. 30,	June 30,	June 30	Sept. 30,	2018
	2019	2019	variance	2018	variance
Commodity EGM	$1,852.5	$1,870.8	(1)%	$2,050.6	(10)%
Value-added products and services (“VAPS”) EGM	39.5	44.1	(10)%	45.2	(13)%
Total EGM from continuing operations	$1,892.0	$1,914.9	(1)%	$2,095.8	(10)%
  Embedded gross margin from continuing operations of $1.9 billion decreased 10% year-over-year due to the decline in the North American customer base. The embedded gross margin includes $39.5 million from Filter Group, which was acquired by Just Energy on October 1, 2018.
Customer Summary

	As at	As at
	Sept. 30,	Sept. 30,	% increase
	2019	2018	(decrease)

Commodity	1,110,000	1,240,000	(10)%
VAPS	68,000	34,000	100%
Commodity and VAPS bundle	20,000	31,000	(35)%
Total customer count	1,198,000	1,305,000	(8)%

Total customer count decreased 8% to 1,198,000 in the second fiscal quarter compared to the prior comparable quarter excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers, as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address. These customers can have multiple products contracted with Just Energy and multiple active assets installed by Just Energy. The total VAPS customer count also includes 27,000 distinct customers from Filter Group’s water filter subscriptions, with 29,000 active assets and 73,000 smart thermostat customers.

Gross Margin per RCE
	Q2 Fiscal	Number of	Q2 Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added and renewed	$314	161,000	$322	220,000
Consumer customers lost	331	157,000	190	147,000
Commercial customers added and renewed[1]	87	110,000	96	179,000
Commercial customers lost	91	45,000	81	100,000

1 Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

  The average gross margin per RCE for the customers added and renewed by the Consumer segment was $314/RCE in the quarter, a decrease of 2% from $322/RCE in the prior comparable quarter. The average gross margin per RCE for the Consumer customers lost during the quarter was $331/RCE, an increase from $190/RCE for customers lost in the prior comparable quarter. The increase in gross margin on customers lost is a result of the natural attrition in response to the pricing actions implemented in fiscal 2019.

  For the Commercial segment, the average gross margin per RCE for the customers signed during the quarter was $87/RCE, a decrease of 6% from $96/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the quarter were at an average gross margin of $91/RCE, an increase from $81/RCE reported in the prior comparable quarter. This increase is a result of competitive pricing pressures in North America.
COMMODITY RCE SUMMARY

	July. 1,			Failed to	Sept. 30,		Sept. 30,
	2019	Additions	Attrition	renew	2019	% decrease	2018	% decrease
Consumer
Gas	384,000	10,000	(29,000)	(8,000)	357,000	(7)%	464,000	(23)%
Electricity	957,000	61,000	(83,000)	(20,000)	915,000	(4)%	1,031,000	(11)%
Total Consumer RCEs	1,341,000	71,000	(112,000)	(28,000)	1,272,000	(5)%	1,495,000	(15)%
Commercial
Gas	435,000	17,000	(9,000)	(6,000)	437,000	-	438,000	-
Electricity	1,789,000	80,000	(34,000)	(44,000)	1,791,000	-	1,792,000	-
Total Commercial RCEs	2,224,000	97,000	(43,000)	(50,000)	2,228,000	-	2,230,000	-
Total RCEs	3,565,000	168,000	(155,000)	(78,000)	3,500,000	(2)%	3,725,000	(6)%
  Total RCE base of 3.5 million declined 6% compared to the prior year.

  Gross RCE additions for the quarter were 168,000 compared to 256,000 for the second quarter of fiscal 2019, reflecting the transition from a purely RCE driven focus to a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability.

  Net additions were negative 65,000 for the quarter, compared with a positive 9,000 net RCE additions in second quarter of fiscal 2019.

  Consumer segment gross RCE additions amounted to 71,000 for the quarter, a 41% decrease from 120,000 gross RCE additions recorded in fiscal 2019. The variance was primarily driven by a greater focus on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2019.

  Consumer customers failed to renew RCEs for the three months ended September 30, 2019 decreased from 42,000 RCEs to 28,000 RCEs due to improved retention offerings including the perks points loyalty program.

  Commercial segment RCE additions were 97,000 for the second fiscal quarter, a 29% decrease over the prior comparable quarter in fiscal 2019 due to competitive pressures and the natural attrition in response to the fiscal 2019 pricing actions. The Commercial segment failed to renew RCEs in the quarter fell from 52,000 RCEs to 50,000 RCEs.

  The combined attrition rate was 15% for the trailing 12 months ended September 30, 2019, a 2% increase with the prior comparable quarter. The Consumer attrition rate increased one percentage point to 23% and the Commercial attrition rate increased two percentage points to 8%. The increase in the Consumer and overall attrition rate is a result of the decline and drop off of lower-quality Texas residential customers.

  The increase in the attrition rates reflect a very competitive market for renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability.

  The renewal rate for the trailing 12 months ended September 30, 2019 was 59%, an increase of three percentage points from 56% as at September 30, 2018. The Consumer renewal rate decreased by two percentage points to 69%, while the Commercial renewal rate increased by six percentage points to 53% compared to the prior trailing 12 months. The increase in the overall renewal rate is driven by better retention of Commercial customers.

Balance Sheet & Liquidity

  Total cash and short-term investments increased from $9.9 million as at March 31, 2019 to $30.1 million as at September 30, 2019, driven by the cash savings from the restructuring actions that occurred in fiscal 2019, along with suspension of the Company’s dividend and seasonality of the Company’s operations.

  Total debt remained consistent at $725.4 million as at September 30, 2019 and March 31, 2019. Although there were redemptions during the first six months of fiscal 2020, the issuances and withdrawals during the same period resulted in no change in the overall debt balance outstanding.

  Base funds from continuing operations of $26.0 million increased 4% in the second quarter of fiscal year 2020. The increase was driven by the improvements in Based EBITDA and lower maintenance capital expenditure, partially offset by higher financing costs and costs incurred to support the strategic review.

  The payout ratio on base funds from continuing operations was 13% for the three months ended September 30, 2019, compared to 89% reported a year ago.

  Dividends and distributions for the three months ended September 30, 2019 were $3.3 million reflecting the Company’s decision to suspend its dividend on common shares after the first quarter of fiscal 2020.

Earnings Call

The Company will host a conference call and live webcast with R. Scott Gahn, Just Energy’s Chief Executive Officer, and Jim Brown, Chief Financial Officer to review the fiscal second quarter results beginning at 10:00 a.m. Eastern Time on Nov. 7, 2019.

Just Energy Conference Call and Webcast

  Thursday, November 7th, 2019
  10:00 a.m. ET

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 8978072. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/srxeoecw

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, statements and information regarding the completion of the sale of Hudson Energy Supply UK and Just Energy Ireland Limited and the timing for completion thereof, the satisfaction of closing conditions to the sale of Hudson Energy Supply UK and Just Energy Ireland Limited, the Company’s ability to improve its business by boosting efficiency and lowering costs, the success of the Company’s cost reductions and optimization efforts, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, the results of the strategic review process, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at https://investors.justenergy.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

NON-IFRS MEASURES

The financial measure such as “EBITDA”, “Base EBITDA”, “FFO”, “Base FFO”, “Base FFO Payout Ratio”, “free cash flow” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q2 Fiscal 2020 Quarterly Report’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca